Thomas E. Walker, Jr. D: 601.949.4631 F: 601.949.4861 twalker@joneswalker.com

April 9, 2021

VIA EDGAR

Division of Corporation Finance

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Valian A. Afshar, Special Counsel

Re:	Peoples Financial Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on April 2, 2021
Commission File No. 001-12103

Ladies and Gentlemen:

On behalf of our client, Peoples Financial Corporation, a Mississippi Corporation (the “Company”), we are submitting the Company’s responses to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-captioned Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) contained in the Staff’s letter dated April 6, 2021 (the “Comment Letter”). The Company is filing today via EDGAR Amendment No. 1 to the above-referenced Proxy Statement on Schedule 14A (the “Amended Proxy Statement”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Proxy Statement. Capitalized terms used but not defined herein have the meanings specified in the Amended Proxy Statement.

Preliminary Proxy Statement

I. General, page 2

1.          We note the following statement: “Officers, directors, and employees of The Peoples Bank (the “Bank”) also may solicit Proxies personally.” Please describe the class or classes of employees of the Bank that may solicit Proxies and the manner and nature of their employment for such purpose. See Item 4(b)(2) of Schedule 14A.

Response:         In response to the Staff’s comment, the last paragraph on page 2 of the Proxy Statement was deleted in its entirety and replaced with the following four paragraphs on page 2 of the Amended Proxy Statement:

“The cost of soliciting proxies will be borne by the Company.  The Company has retained Equiniti (US) Services LLC (“EQ”) to aid in the solicitation of proxies in conjunction with the Meeting, and will pay a base fee of $20,000, plus reimbursement of reasonable out-of-pocket expenses and certain incremental costs, for its proxy solicitation services.  EQ expects that approximately 12 of its employees will assist in the solicitation.  Our directors, director nominees and certain executive officers named in Annex A may supplement the proxy solicitor’s solicitation of proxies by mail, personally, by telephone, by press release, by facsimile transmission or by other electronic means.  No additional compensation will be paid to our directors, director nominees or employees for such services.

EQ may ask brokerage houses, banks and other custodians and nominees whether other persons are beneficial owners of the Company’s common stock.  If so, the Company will reimburse brokers, banks and other custodians and nominees for their costs of sending our proxy materials to the beneficial owners of our common stock.

As a result of the actions by the Stilwell Group, we estimate we may incur approximately $175,000 of additional expense in furtherance of, and in connection with, the solicitation in excess of that normally spent for an annual meeting, including attorney fees, independent inspector of elections fees, proxy tabulator fees for the tabulations of votes submitted by participants in the Employee Stock Ownership Plan (“ESOP”) and 401(k) Plan of the Company, printer costs incurred in connection with the preparation and filing of preliminary proxy materials with the SEC and the preparation of additional solicitation materials, and the fees of EQ, of which we estimate that approximately $60,000 of expense has been incurred to date.  However, this estimate does not include the costs represented by salaries and wages of executive officer employees of the Company engaged in the solicitation process, costs we would normally incur in an uncontested director election or any costs associated with any potential litigation that may arise in connection with the proxy solicitation.  Furthermore, the actual amount of additional expense we may incur could be materially different from what we currently estimate, depending on possible actions that might be taken by the Stilwell Group in connection with this proxy contest.

Participants in the Solicitation

Under applicable SEC regulations, each of the Company’s directors and director nominees and certain executive officers named in Annex A are deemed to be Participants in this proxy solicitation by virtue of their position as directors and director nominees of the Company or because they may be soliciting proxies on our behalf. For information about our directors, director nominees and our executive officers who may be deemed to be Participants in the solicitation, please see “Item 1: Election of Directors” on page 4 of this Proxy Statement, “Ownership of Equity Securities by Directors and Executive Officers” on page 13 of this Proxy Statement, and Annex A to this Proxy Statement. Other than the persons described in this Proxy Statement, no general class of employee of the Company will be employed to solicit stockholders in connection with this proxy solicitation. However, in the course of their regular duties, employees may be asked to perform clerical or ministerial tasks in furtherance of this solicitation.”

2.         Please provide the disclosure required by Item 4(b)(4) of Schedule 14A.

Response:         Please see the four paragraphs above added to the Amended Proxy Statement in response to Comment 1 in the Comment Letter, which were also added to address this Comment 2.

Proxy Contest, page 3

3.          We note the following statement: “The Stilwell Group has filed preliminary proxy material with the SEC indicating its intent to solicit proxies in support of its candidate.” Please revise this statement in light of the fact that the Stilwell Group filed its definitive proxy statement on March 29, 2021. Please make conforming changes to the similar statement on page 8.

Response:         The sentence from the Proxy Statement quoted above has been deleted and replaced with the following: “The Stilwell Group filed definitive proxy materials with the Securities and Exchange Commission (the “SEC”) on March 29, 2021, that will be sent to shareholders in order to solicit proxies in support of its candidate.” Additionally, on page 8, the second sentence in the first paragraph under the heading “Director Nomination” has been deleted in its entirety and replaced with the following sentence: “However, the Company is aware that Stilwell Activist Investments, L.P., together with Stilwell Activist Fund, L.P., Stilwell Value Partners VII, L.P., Stilwell Value LLC, and Joseph D. Stilwell (collectively, “Stilwell Group”), filed with the SEC on March 29, 2021, definitive proxy materials, including an accompanying GREEN proxy card, to be used to solicit votes for the election of their director nominee at the Annual Meeting, Peter Prickett.”

Item 1: Election of Directors, page 4

4.          The first paragraph of this section indicates that shareholders may “elect[] to abstain or to withhold” their votes. However, the preliminary proxy card only allows shareholders to either vote “for” a nominee or “withhold” a vote for a nominee. Please reconcile this discrepancy.

Response:         The phrase “abstain or to” has been deleted from the sentence of the Proxy Statement quoted above.

5.          Please provide the information required by Item 5(b)(1) of Schedule 14A with respect to each of the Company’s nominees.

Response:         Annex A has been added to the Amended Proxy Statement to provide this information.

6.          We note the following statement: “Should any of these nominees be unable to accept the nomination, the shares voted in favor of the nominee will be voted for such other person, if any, as the Board of Directors shall nominate.” Please confirm that in the event that the Board of Directors selects a substitute nominee prior to the Annual Meeting, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Response:         On behalf of the Company, I confirm that, in the event that the Board of Directors selects a substitute nominee prior to the Annual Meeting, it will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

7.          Please provide the information required by Item 7(a) of Schedule 14A.

Response:         This information has been provided as part of Annex A to the Amended Proxy Statement.

Form of Proxy

8.          Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised “[s]uch other business as may properly come before the Annual Meeting . . . .”

Response:         The following sentence has been added to the form of proxy filed with the Amended Proxy Statement: “For any other matter properly coming before the annual meeting, the proxy will vote your shares as the proxy decides, to the extent authorized under Rule 14A-4(c) under the Securities Exchange Act of 1934.”

Please do not hesitate to contact me at (601) 949-4631 or twalker@joneswalker.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely
/s/ Thomas E. Walker, Jr.